Exhibit 3.2

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JBAAM ACQUISITION CORP II

(Pursuant to Sections 242 and 245 of the Delaware General Corporation Law (“DGCL”))

FIRST: The name of the corporation is JBAAM Acquisition Corp II (the “Corporation”). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 2, 2026 (the “Original Certificate”).

SECOND: This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”), which restates and integrates and also further amends the provisions of the Original Certificate, has been duly adopted in accordance with Sections 242 and 245 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is JBAAM Acquisition Corp II.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

ARTICLE III

PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE V

CAPITAL STOCK

Section 5.1 Authorized Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred ten million (110,000,000). These shares shall be divided into two classes with one hundred million (100,000,000) shares designated as common stock at $0.0001 par value (the “Common Stock”) and ten million (10,000,000) shares designated as preferred stock at $0.0001 par value (the “Preferred Stock”).

Section 5.2 Common Stock.

(a) Voting Rights. Holders of shares of Common Stock shall be entitled to cast one (1) vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

(b) Dividends. Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of capital stock.

(c) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the prior payment in full of the preferential amounts to which the holders of shares of Preferred Stock are entitled, the holders of shares of Common Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

Section 5.3 Preferred Stock.

(a) Blank Check Authority. Subject to the designation of shares of Series A Super Voting Preferred Stock set forth in Section 5.4 hereof, the Preferred Stock of the Corporation may be issued from time to time by the Board of Directors in one or more classes or series, or one or more series within any class. The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the undesignated Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time, all pursuant to and in accordance with the provisions of Section 151 of the DGCL.

(b) Remaining Preferred Stock. Of the ten million (10,000,000) authorized shares of Preferred Stock, one million (1,000,000) shares are hereby designated as “Series A Super Voting Preferred Stock” as set forth in Section 5.4 hereof. The remaining nine million (9,000,000) shares of Preferred Stock shall remain undesignated and available for issuance as provided in Section 5.3(a) above.

Section 5.4 Series A Super Voting Preferred Stock. One million (1,000,000) shares of the authorized Preferred Stock of the Corporation are hereby designated as “Series A Super Voting Preferred Stock” (the “Series A Preferred Stock”), with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

(a) Voting Rights.

(i) General. Each holder of shares of Series A Preferred Stock shall be entitled to one-hundred (100) votes for each share of Series A Preferred Stock held by such holder on the record date for the determination of stockholders entitled to vote at any meeting of stockholders or to consent to corporate action in lieu of a meeting. Except as otherwise expressly provided herein or as required by applicable law, the holders of shares of Series A Preferred Stock shall vote together with the holders of shares of Common Stock (and any other class or series that is entitled to vote with the Common Stock) as a single class on all matters submitted to a vote of the stockholders of the Corporation.

(ii) Election of Directors. The holders of shares of Series A Preferred Stock shall vote together with the holders of shares of Common Stock as a single class with respect to the election or removal of directors of the Corporation.

(b) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive the original issuance price per share, plus any declared but unpaid dividends thereon on a pari passu basis with the Common Stock, on an as-converted basis, before any distribution or payment is made to the holders of Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock.

(c) Conversion. The shares of Series A Preferred Stock shall not be convertible into or exchangeable for shares of Common Stock or any other class or series of capital stock or other securities of the Corporation.

(d) Redemption. The shares of Series A Preferred Stock shall not be redeemable at the option of the Corporation or any holder thereof.

(e) Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the prior written consent or affirmative vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock, voting as a separate class:

(i) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series A Preferred Stock;

(ii) create, authorize or issue any additional shares of Series A Preferred Stock or any class or series of capital stock having rights, preferences, privileges or powers senior to or on parity with the Series A Preferred Stock, or reclassify any shares of capital stock into any such class or series;

(iii) increase or decrease the total number of authorized shares of Series A Preferred Stock;

(iv) declare or pay any dividend or distribution on the Common Stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock (other than a dividend payable solely in shares of Common Stock) unless a corresponding dividend or distribution is concurrently declared and paid on the Series A Preferred Stock on a pro rata basis;

(v) purchase, redeem or otherwise acquire for value any shares of Common Stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock (other than repurchases of unvested shares at cost upon termination of service);

(vi) effect any merger, consolidation, recapitalization, or sale of all or substantially all of the assets of the Corporation (or any subsidiary), or any other transaction or series of related transactions that would result in a Change of Control of the Corporation, unless such transaction provides for treatment of the Series A Preferred Stock on terms no less favorable than those applicable to the Common Stock;

(vii) voluntarily liquidate, dissolve or wind up the affairs of the Corporation; or

(viii) agree or commit to do any of the foregoing.

For purposes of this Section 5.4(f), a “Change of Control” shall mean (A) the acquisition by any person or group (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) of beneficial ownership of more than fifty percent (50%) of the total voting power of the outstanding capital stock of the Corporation, (B) a merger, consolidation or similar transaction in which the stockholders of the Corporation immediately prior to such transaction hold less than fifty percent (50%) of the total voting power of the surviving entity immediately after such transaction, or (C) a sale of all or substantially all of the assets of the Corporation.

(f) No Preemptive Rights. The holders of shares of Series A Preferred Stock shall not have any preemptive rights.

Section 5.5 No Preemptive Rights. No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

ARTICLE VI

BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

ARTICLE VII

LIMITATION OF LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

ARTICLE IX

INCORPORATOR

The name and mailing address of the incorporator is Andrew Weksler, 270 West 29th Street, 11th Floor, New York, New York 10018.

ARTICLE X

AMENDMENTS

The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the DGCL, and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that any amendment, alteration or repeal of Article VII or Article VIII shall not adversely affect any right or protection of a director or person entitled to indemnification existing at the time of such amendment, alteration or repeal.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this 17th day of April, 2026.

JBAAM ACQUISITION CORP II

By:	/s/Andrew Weksler
Name:	Andrew Weksler
Title:	Authorized Officer